Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2005, except for paragraphs appearing under “Discontinued Operations” within the “Domestic Generation Projects” section of Note 9, and paragraphs appearing under “2-for-1 Stock Split and Dividend Increase” in Note 24, as to which the date is August 31, 2005, relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in PPL Corporation’s Current Report on Form 8-K dated August 31, 2005. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

September 23, 2005